Exhibit 99.1

Alexco Files to Renew Existing Shelf Prospectus

October 16, 2020 - Alexco Resource Corp. (NYSE American/TSX: AXU) (“Alexco” or the “Company”) announced today that it has filed a preliminary short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Ontario, Saskatchewan, and Manitoba and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System which replaces the Company’s short form prospectus dated September 21, 2018, which ceases to be effective on October 21, 2020.

The shelf prospectus filings, when final, will effectively renew and duplicate existing terms allowing Alexco to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of Cdn$50 million during the 25-month period that the final short form base shelf prospectus remains effective. Such securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplement(s) and, subject to applicable regulations, may include at-the-market transactions, private placements, public offerings or strategic investments. Information regarding the use of proceeds from a sale of such securities will be included in the applicable prospectus supplement.

The Registration Statement has been filed with the SEC, but has not yet become effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. After the Registration Statement becomes effective, a copy of the Registration Statement and a copy of the preliminary short form base shelf prospectus, and copies of the final short form base shelf prospectus and any shelf prospectus supplements that may be filed in the future, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or may be obtained by request to the Corporate Secretary of Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, Telephone (604) 633-4888.

If any securities are offered under the Prospectus or Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a prospectus supplement filed with the applicable Canadian securities regulatory authorities and the SEC at the time of such an offering and would be made available by Alexco at the above address.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada’s Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and expects to start concentrate production and shipments in Q4 2020. As per Alexco’s 2020 pre-feasibility study, Keno Hill is expected to produce an average of approximately 4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Total production over an 8-year mine life is estimated at 1.18 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation’s Mineral Resources through successful exploration.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9
Canada

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: info@alexcoresource.com

www.alexcoresource.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States.

Some statements (“forward-looking statements”) in this news release contain forward-looking information plans related to Alexco’s business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the preliminary short form base shelf prospectus, the final short form base shelf prospectus, the registration statement, any shelf prospectus supplements and any related shelf prospectus filings. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to regulatory approval of the shelf prospectus supplement filings, risks related to risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the any shelf prospectus filings and related offerings will be obtained in a timely fashion, the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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